UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

☒	Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2006.

or

☐	Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from to .

Commission file number 000-51217

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

LANDS’ END, INC. RETIREMENT PLAN

LANDS’ END LANE

DODGEVILLE, WI 53595

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SEARS HOLDINGS CORPORATION

3333 BEVERLY ROAD

HOFFMAN ESTATES, IL 60179

Lands’ End, Inc. Retirement Plan

Contents

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statement of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4

Supplemental Schedule

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)	9

Report of Independent Registered Public Accounting Firm

To the Retirement Plan Committee

Lands’ End, Inc. Retirement Plan

Dodgeville, Wisconsin

We have audited the accompanying statements of net assets available for benefits of the Lands’ End, Inc. Retirement Plan as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Lands’ End, Inc. Retirement Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

As described in Note 1, the Plan adopted Financial Accounting Standards Board Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, as of December 31, 2006.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Madison, Wisconsin

July 23, 2007

McGladrey & Pullen, LLP is a member firm of RSM International,

an affiliation of separate and independent legal entities.

Lands’ End, Inc. Retirement Plan

Statement of Net Assets Available for Benefits

December 31, 2006 and 2005

	2006	2005

Assets

Investments, at fair value
Registered investment companies	$117,415,608	$101,852,413
Common and collective trust funds	97,451,097	88,702,806
Sears Holdings Stock Fund	702,505	392,336
Participant loans	2,623,038	2,623,942

Total investments at fair value	218,192,248	193,571,497

Employer contribution receivable	3,716,742	5,980,546

Total assets	221,908,990	199,552,043

Liabilities	—	—

Net assets available for benefits at fair value	221,908,990	199,552,043

Adjustment From Fair Value to Contract Value for Fully Benefit-Responsive Investment Contract	223,181	335,957

Net assets available for benefits	$222,132,171	$199,888,000

See Notes to Financial Statements.

Lands’ End, Inc. Retirement Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2006

Additions
Investment income:
Net appreciation in fair value of registered investment companies	$11,095,299
Net appreciation in fair value of common and collective trust funds	8,972,418
Net appreciation in fair value of Sears Holdings Stock Fund	190,293
Interest and dividend income	4,966,696

Total investment income	25,224,706

Contributions:
Employer:
Matching	3,437,838
Profit sharing	3,716,742
Participant	10,025,260
Rollover	367,649

Total contributions	17,547,489

Total additions	42,772,195

Deductions
Benefit payments	20,528,024

Net increase	22,244,171
Net assets available for benefits:
Beginning	199,888,000

Ending	$222,132,171

See Notes to Financial Statements.

Lands’ End, Inc. Retirement Plan

Notes to Financial Statements

Note 1. Description of Plan

The following description of the Lands’ End, Inc. Retirement Plan (the Plan) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

General: The Plan is a defined contribution plan covering substantially all employees of Lands’ End, Inc. (the Company) who are at least 19 years of age (for “regular” part-time and salaried employees) or are at least 19 years of age and have completed 1000 hours of eligible service for the first year of hire, first year of re-hire, or in any plan year (for flexible part-time, seasonal and temporary employees). Prior to July 1, 2006, the Plan covered substantially all employees of the Company who were at least 19 years of age as of the end of the plan year and had completed both six months and 1,000 hours of eligible service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). In June 2002, the Company became a wholly owned subsidiary of Sears, Roebuck, and Co. (Sears). In March 2005, Kmart Holding Corporation through its wholly owned subsidiary, Sears Holdings Corporation (Holdings), acquired, by merger, all of the outstanding stock of Sears; thus, the Company became an indirect, wholly owned subsidiary of Holdings.

Contributions: Each year, participants may contribute up to 75 percent of pretax annual compensation, as defined in the Plan. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. Effective October 1, 2006 the Plan was amended to add an automatic enrollment feature. Participants may affirmatively elect whether or not to make elective contributions. Active participants who do not revoke their elective contributions shall contribute a minimum of three percent of compensation. Unless otherwise revoked, effective April 1 of each plan year, a participant’s elective contributions will increase one percent until a minimum of six percent is reached. The Company contributes up to 50 percent of the first 6 percent of eligible compensation that a participant contributes to the Plan. Additional profit sharing contributions may be contributed at the discretion of the Sears’ Board of Directors and are allocated to each participant’s account based on their eligible compensation level (subject to certain Internal Revenue Service (IRS) limits) in relation to all participants’ compensation. These contributions are participant directed based on the investment options selected by the participant. Contributions are subject to certain limitations.

Participant Accounts: Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contribution and Plan earnings. Allocations are based on participant’s earnings or account balances as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting: Participants are vested immediately in their contributions, employer contributions, and actual earnings thereon.

Investment Options: Upon enrollment in the Plan, participants may direct the investment of their account balances into a variety of investment options as more fully described in the Plan’s literature. Participants may change their investment options daily.

Participant Loans: Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50 percent of their account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at rates ranging from 5 percent to 10.5 percent, which are commensurate with local prevailing rates as determined by the plan administrator. Principal and interest is paid ratably through payroll deductions.

Lands’ End, Inc. Retirement Plan

Notes to Financial Statements

Note 1. Description of Plan (Continued)

Payment of Benefits: On termination of service, due to death, disability, retirement or termination, a participant may receive a lump sum distribution equal to the value of the participant’s vested interest in their account or roll it over into another qualified retirement plan.

New Accounting Pronouncements: As of December 31, 2006, the Plan adopted Financial Accounting Standards Board (FASB) Staff Position FSP AAG INV-1 and Statement of Position No. 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP). The FSP requires the Statement of Net Assets Available for Benefits present the fair value of the Plan’s investments as well as the adjustment from fair value to contract value for fully benefit-responsive investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis for the fully benefit-responsive investment contract. The FSP was applied retrospectively to the prior period presented on the Statement of Net Assets Available for Benefits as of December 31, 2005.

In September 2006, the FASB issued Statement on Financial Accounting Standards No. 157 (SFAS 157), Fair Value Measurements. SFAS 157 establishes a single authoritative definition of fair value sets out a framework for measuring fair value and requires additional disclosures about fair value measurement. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company does not believe the adoption of SFAS 157 will have a material impact on the financial statements.

Note 2. Summary of Significant Accounting Policies

Basis of Accounting: The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates: The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Valuation of Investments and Income Recognition: The Plan’s investments are stated at fair value. Quoted market prices are used to value investments. Shares of registered investment companies (mutual funds) are based on values as determined by the trustee by reference to published market data. Participant loans are valued at their outstanding balances, which approximate fair value. The plan’s interest in the common and collective trust funds are valued based on information reported by the investment advisor using the audited financial statements of the common and collective trust funds at year end.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contract Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The plan invests in investment contracts through a collective trust. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment in the collective trust fund as well as the adjustment of the investment in the collective trust fund from fair value to contract value relating to the investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Lands’ End, Inc. Retirement Plan

Notes to Financial Statements

Note 2.    Summary of Significant Accounting Policies (Continued)

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits: Benefits are recorded when paid.

Administrative Expenses: All administrative expenses for the Plan are paid by the Company, except certain equity fund expenses that are netted against participants’ investment yield.

Reclassifications: Amounts previously shown have been reclassified to conform to the current year presentation. There is no impact on ending net assets.

Note 3.    Investments

The following table presents investments that represent 5 percent or more of the Plan’s net assets:

	December 31,
	2006	2005
Investments at fair value as determined by funds sponsor:
Common and collective trust funds:
RiverSource Trust Core Balanced Fund II	$30,448,753	$28,176,215
RiverSource Trust Equity Index Fund I	18,998,649	17,660,491
RiverSource New Dimension Fund	—	59,694,095
Investments at fair value as determined by quoted market price:
Registered investment companies:
Templeton Foreign Fund I	—	12,459,538
Dodge & Cox Stock Fund	25,882,227	18,957,603
William Blair Small Cap Growth Fund	11,513,515	10,741,177
Europacific Growth Fund	17,065,482	—
T. Rowe Price Growth Stock Fund	61,830,416	—
Investments at contract value as determined by fund sponsor:
Common and collective trust funds:
RiverSource Trust Income Fund II	36,336,268	35,199,907

Note 4.    Related-Party Transactions

Certain plan investments are shares of equity and common/collective trust funds managed by Ameriprise Trust Company. Ameriprise Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Also, the Plan invests in Sears Holdings Corporation.

Lands’ End, Inc. Retirement Plan

Notes to Financial Statements

Note 4. Related-Party Transactions (Continued)

Certain accounting and administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan. In addition, the Company pays certain outside administrative expenses of the Plan.

Note 5. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA.

Note 6. Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated November 4, 2002, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the plan administrator believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Note 7. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Lands’ End, Inc. Retirement Plan

Notes to Financial Statements

Note 8. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2006 and 2005 to Form 5500:

	2006	2005
Net assets available for benefits per the financial statements	$222,132,171	$199,888,000
Interest in common and collective trust relating to fully benefit-responsive contract adjustments:
Investments	223,181	335,957
Adjustment from fair value to contract value for interest in common and collective trust relating to benefit-responsive investment contracts	(223,181)	(335,957)
Accrual adjustment:
Benefits payable	—	(385,493)

Net assets available for benefits per the Form 5500	$222,132,171	$199,502,507

The following is a reconciliation of the change in net assets available for benefits per the financial statements for the year ended December 31, 2006 to Form 5500:

Net increase in net assets available for benefits per the financial statement	$22,244,171
Accrual adjustment:
Benefits payable	385,493

Net increase in net assets available for benefits per the Form 5500	$22,629,664

Lands’ End, Inc. Retirement Plan

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

Year Ended December 31, 2006

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Property	(c) Description of Invesmtent, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
		Shares of registered investment companies:
	PIMCO	Total Return Fund	**	$396,959
	William Blair	Small Cap Growth Fund	**	11,513,515
	Dodge & Cox	Stock Fund	**	25,882,227
	Hartford	Growth Opportunities HLS Fund	**	163,944
	T. Rowe Price	Growth Stock Fund	**	61,830,416
*	RiverSource Trust	Mid Cap Value Fund	**	563,065
	Europacific	Growth Fund	**	17,065,482

				117,415,608

		Shares of common and collective trust funds:
*	RiverSource Trust	Income Fund II	**	36,336,268
*	RiverSource Trust	Small Cap Equity Index Fund II	**	9,386,772
*	RiverSource Trust	Core Balanced Fund II	**	30,448,753
*	RiverSource Trust	Equity Index Fund I	**	18,998,649
	Manning & Napier	Retirement Target 2040 Collective Investment Trust Fund	**	258,158
	Manning & Napier	Retirement Target 2030 Collective Investment Trust Fund	**	1,325,074
	Manning & Napier	Retirement Target 2020 Collective Investment Trust Fund	**	434,582
	Manning & Napier	Retirement Target 2010 Collective Investment Trust Fund	**	430,797
	Manning & Napier	Retirement Target Income Fund	**	55,225

				97,674,278

		Shares of common stock:
*	Sears Holdings Corporation	Sears Holdings Stock Fund	**	702,505
*	Participants	Participant loans (interest rates from 5% to 10.5%; maturing from 2007 to 2016)	**	2,623,038

				$218,415,429

*	Indicates a party-in-interest as defined by ERISA.
**	Not applicable for participant—directed investments.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

LANDS’ END, INC. RETIREMENT PLAN By: LANDS’ END, INC. RETIREMENT PLAN COMMITTEE Plan Administrator

By:	/s/ Susan L. Healy
Susan L. Healy, Member of Plan Committee and Senior Vice President & CFO of Lands’ End, Inc.

Date: July 24, 2007

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of McGladrey & Pullen, LLP.